INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Wolseley plc.*
2.1	Form of Deposit Agreement between Wolseley plc and The Bank of New York, as Depositary.*
4.1	Service Agreement dated September 25, 2002 between Stephen P. Webster and Wolseley plc.**
4.2	Agreement dated April 30, 2003 between Saprodis S.A.S. (1), Cofiger S.A.S. (2), Pinault-Printemps Redoute S.A.(3) and Wolseley plc (4) for the acquisition of Pinault Bois et Matériaux S.A.***
4.3	Service Agreement dated June 27, 2003 between Fenton Norton Hord and Wolseley plc.***
4.4	Service Agreement dated July 9, 2003 between Charles Augustus Banks and Wolseley plc.***
4.5	Service Agreement dated July 18, 2003 between Claude A. Swanson Hornsby III and Wolseley plc.***
4.6	Service Agreement dated July 21, 2003 between Gérard Legtmann and Wolseley plc.***
4.7	Service Agreement dated June 6, 2003 between Adrian Barden and Wolseley plc.***
4.8	Engagement Letter dated September 2, 2002 between John Whybrow and Wolseley plc.***
4.9	Engagement Letter dated October 15, 2002 between Robert Walker and Wolseley plc.***
4.10	Engagement Letter dated November 12, 2002 between John Allan and Wolseley plc.***
4.11	Engagement Letter dated October 18, 2002 between James Murray and Wolseley plc.***
4.12	Engagement Letter dated June 16, 2003 between Gareth Davis and Wolseley plc.***
4.13	Rules of the Wolseley plc 2002 Long Term Incentive Scheme.***
4.14	Deed of Variation to Service Agreement dated July 29, 2003, between Wolseley plc and Charles A. Banks.***
4.15	Deed of Variation to Service Agreement dated July 30, 2003, between Wolseley plc and Stephen P. Webster.***
4.16	Deed of Variation to Service Agreement dated August 11, 2003, between Wolseley plc and Fenton N. Hord.***
4.17	Deed of Variation to Service Agreement dated September 12, 2003, between Wolseley plc and Gérard Legtmann.***
4.18	Service Agreement dated October 20, 2003 between Jacques Régis-Descours and Wolseley Centers France.****
4.19	Rules of the Wolseley Share Option Plan 2003.****
4.20	Engagement Letter dated October 17, 2003 between Nigel Stein and Wolseley plc.****
4.21	Engagement Letter dated June 25, 2004 between Andrew J. Duff and Wolseley plc.****
4.22	Service Agreement dated March 18, 2005 between Robert H. Marchbank and Wolseley plc.*****
4.23	Rules of the Wolseley plc 2002 Long Term Incentive Scheme (as applying to Awards made after November 18, 2004).*****
4.24	Note and Guarantee Agreement dated November 16, 2005 by Wolseley Capital Inc and Wolseley plc*****
8.1	List of Subsidiaries*****
8.2	Principal Subsidiary Trade Names*****
10.1	PricewaterhouseCoopers LLP consent, dated November 18, 2005.
11.1	Group Code of Ethics***
11.2	Group Whistleblowing Policy***
11.3	Pre-approval policy and procedures for the provision of non-audit services by the Auditors.***
12.1	Certification by Charles A Banks*****
12.2	Certification by Stephen P Webster*****
13.1	Certification by Group Chief Executive and Group Finance Director *****

*	incorporated by reference to Wolseley’s Registration Statement on Form 20-F (No. 1-15186).
**	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2002 (No. 1-15186).
***	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2003 (No. 1-15186).
****	incorporated by reference to Wolseley’s Annual Report on Form 20-F for fiscal year 2004 (No. 1-15186).
*****	filed with the Securities and Exchange Commission, as exhibits to this Form 20-F but not reproduced in the printed version of the Annual Report.